January 6, 2017

Securities and Exchange Commission

Office of Manufacturing and Construction

Division of Corporation Finance

Attention: Terence O’Brien, Accounting Branch Chief

100 F Street, N.E.

Washington, D.C. 20549

Re: GrowLife, Inc.

Form 10-K for the Year Ended December 31, 2015

Filed April 14, 2016

Form 10-Q for the Period Ended September 30, 2016

Filed November 14, 2016

File No. 0-50385

Dear Mr. O’Brien:

Reference is made to and the following is a response to the Securities and Exchange Commission’s comment letter dated December 21, 2016 (the “Staff’s Letter”) to GrowLife, Inc. (the “Registrant”).  The Registrant hereby submits the following responses to the Staff’s Letter with respect to the Registrant’s Form 10-K for the year ended December 31, 2015 filed on April 14, 2016 and Form 10-Q for the period ended September 30, 2016 filed on November 14, 2016.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by Registrant’s response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Comment: 1. In future filings, please explain how the company will fund its operations for the next twelve months.  See Item 303 of Regulation S-K.

Response: The Registrant will better explain how the company will fund its operations for the next twelve months in its future filings with the Securities and Exchange Commission.

Critical Accounting Policies and Estimates Goodwill and Intangible Assets, page 29

Comment 2. We note that goodwill represents half of total assets as of September 30, 2016. You have recognized substantial operating losses in each year since the acquisition. You also have accumulated a sizeable deficit from operations, have a history of cash operating outflows, and your auditor has identified factors raising substantial doubt about your ability to recent evaluation of your goodwill resulted in fair value sufficient to avoid impairment of the entire balance. Explain the methods you used and quantify the underlying assumptions.  Explain your basis for critical assumptions.

Comment 3. Please explain how you have evaluated your intangible assets for impairment based on guidance in ASC 350-30-35-14. Based on the substantial losses from operations in each year since the acquisition, it is not clear how you reasonably determined the carrying amount of these assets will be recoverable.

Response: The Registrant assessed the qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carry amount including goodwill. This assessment considered the following events and circumstances:

The Registrant’s limitation to capital access since 2014

The change in the market for the Company’s products and services

Overall financial performance

Acquisition of similar company or its assets

The Registrant’s overall financial projections included a decrease in revenue and negative cash flows over the last nine months.

The Registrant also factored in the ongoing negotiations to acquire a similar company or its assets which would immediately increase our revenue by approximately $3 million and increase gross profit by approximately $400,000 without a significate increase in our operating expense since GrowLife Hydroponics has the capacity to support additional revenue.

The Registrant did not consider the non-cash items related to unfavorable financing, litigation settlements and derivative gains or losses into its analysis.

The Registrants quantified analysis used a discounted cash flow of future revenue and expenses. Assumptions used were as follows:

Improved funding from our Chicago Venture facility that closed in August 2016. The lack of access to funding had negatively impacted the Registrant since April 2014.

Other assumptions included a 50% decrease in revenue for the year ended 2016 and thereafter a conservative growth factor of 5%. Gross margin of 16-20%, selling, general and administrative expenses of 30-50%, depreciation and amortization of 2% and capital expenditures of 1%. These assumptions were based upon normal historical operations.  The Registrant used a discount rate of 20%.

The Registrant then also considered that the acquisition would take place in Q4 2016 and updated our analysis by increasing revenue for 2017 by $3 million and used the same percentages to calculate gross profit and expenses and a conservative growth factor of 5%. In addition, the Registrant considered our enterprise value which supported the value of the goodwill and intangibles with and without the proposed acquisition as of September 30, 2016.

Based on the above analysis we determined at September 30, 2016, that goodwill and intangibles would be reasonably likely to be recoverable over the next five years.  The Registrant will review the goodwill and intangibles in connection with the December 31, 2016 reporting period.

The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 866-781-5559 with any questions.

Sincerely,

/s/ Marco Hegyi

GrowLife, Inc.

Chief Executive Officer

cc:  Pamela A. Long, Assistant Director, Securities and Exchange Commission

Nudrat Salik, Staff Accountant, Securities and Exchange Commission

Mark Scott, GrowLife, Inc.